STUDENT TRANSPORTATION INC.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of the Company

Student Transportation Inc. (“ST Inc.”)
3349 Highway 138
Building B, Suite D
Wall, New Jersey 07719
U.S.A.

1.2	Executive Officer

The following is the name and business telephone number of an executive officer of ST Inc. who is knowledgeable about the acquisition described in this report:

Patrick J. Walker
Chief Financial Officer
(732) 280-4200

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On November 15, 2011, Student Transportation of America, Inc. (“STA”), a wholly-owned indirect subsidiary of ST Inc., completed its acquisition of all of the issued and outstanding shares (collectively, the “Shares”) of each of Dairyland Bus, Inc., Dairyland-Hamilton, Inc., Lakeland Area Bus Service, Inc. and Lakeside Buses of Wisconsin, Inc. (collectively, “Dairyland”) pursuant to an agreement (the “Agreement”) dated November 14, 2011 between STA and Coach USA, Inc. (“Coach USA”).

Dairyland operates 700 school buses which provide home-to-school student transportation and complementary school charter services, servicing several Wisconsin school districts.

2.2	Date of Acquisition

November 15, 2011.

2.3	Consideration

STA acquired the Shares for an aggregate purchase price of US$47 million.   The aggregate consideration was paid for by drawing down on ST Inc.’s credit facility with Harris, N.A., as agent.

2.4          Effect on Financial Position

Following the completion of the acquisition of Dairyland, ST Inc. replaced the members of the board of directors, the officers and certain senior management of Dairyland with directors, officers and other employees of ST Inc. and its affiliates.

The effect of the acquisition of Dairyland on the assets and operations of ST Inc. are set out in detail in the pro forma financial statements attached hereto as Schedule “B”.  ST Inc. does not have any plans or proposals for material changes in its business affairs or the affairs of Dairyland which may have a significant effect on the results of operations and financial position of ST Inc.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

Each of Coach USA and Dairyland were at arm’s length to ST Inc. and STA.  Therefore the acquisition did not involve an informed person, associate or affiliate of ST Inc. or STA under National Instrument 51-102 – Continuous Disclosure Obligations.

2.7	Date of Report

January 30, 2012.

Item 3	Financial Statements

The following financial statements are included as part of this report:

(a)	Dairyland financial statements (attached as Schedule “A”):

•	the combined financial statements of Dairyland for the fiscal year ended April 30, 2011 (audited) and April 30, 2010 (unaudited); and

•	the interim combined financial statements of Dairyland for the six month periods ended October 31, 2011 and October 31, 2010.

(b)	ST Inc. pro forma financial statements (attached as Schedule “B”):

•	the pro forma consolidated balance sheet of ST Inc. as at September 30, 2011;

•	the pro forma consolidated statement of operations of ST Inc. for the twelve months ended June 30, 2011; and

•	the pro forma consolidated statement of operations of ST Inc. for the three month period ended September 30, 2011.

The auditors for Dairyland have given their consent to the inclusion of their audit report for the combined financial statements of Dairyland for the fiscal year ended April 30, 2011 and their review report for the combined financial statements of Dairyland for the fiscal year ended April 30, 2010 and for the six month periods ended October 31, 2011 and October 31, 2010.

SCHEDULE “A”

DAIRYLAND FINANCIAL STATEMENTS

See attached.

Dairyland Group

Combined Financial Report

April 30, 2011

Dairyland Group

Independent Auditor's Report

To the Stockholder
Dairyland Group

We have audited the accompanying combined balance sheet of Dairyland Buses, Inc., Dairyland-Hamilton, Inc., Lakeland Area Bus Service, Inc., and Lakeside Buses of Wisconsin, Inc. (each a subsidiary of Coach USA, Inc., collectively referred to as the "Dairyland Group") as of April 30, 2011 and the related combined statements of operations, stockholder's deficit, and cash flows for the year then ended. These combined financial statements are the responsibility of the Dairyland Group's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Dairyland Group at April 30, 2011 and the combined results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

January 27, 2012

1

Independent Accountant's Review Report

To the Stockholder
Dairyland Group

We have reviewed the accompanying combined balance sheet of Dairyland Buses, Inc., Dairyland-Hamilton, Inc., Lakeland Area Bus Service, Inc., and Lakeside Buses of Wisconsin, Inc.  (each a subsidiary of Coach USA, Inc., collectively referred to as the "Dairyland Group") as of April 30, 2010 and the related combined statements of operations, stockholder's deficit, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

The management of the Dairyland Group is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

January 27, 2012

2

Dairyland Group

Combined Balance Sheet

	April 30, 2011	April 30, 2010
		(Unaudited)
Assets
Current Assets
Cash	$3,570,071	$1,155
Accounts receivable:
Trade	3,077,065	3,029,013
Other	168,199	160,923
Inventory	242,838	252,502
Prepaid expenses and other current assets:
Prepaid expenses	18,812	18,812
Deposits	4,180	4,180
Deferred tax asset (Note 7)	910,000	1,163,000
Total current assets	7,991,165	4,629,585
Property and Equipment - Net (Note 2)	16,238,067	16,844,067
Goodwill	3,092,275	3,092,275
Prepaid Contract Extension	424,250	178,931
Other Assets - Deferred tax asset (Note 7)	1,316,000	2,849,000
Total assets	$29,061,757	$27,593,858

Liabilities and Stockholder's Deficit
Current Liabilities
Bank overdraft	$-	$52,600
Trade accounts payable	738,474	961,377
Related party payable (Note 6)	22,089,705	22,466,504
Accrued and other current liabilities:
Accrued compensation	678,381	770,401
Deferred revenue	1,881,663	1,859,621
Other accrued liabilities (Note 3)	4,746,912	5,312,334
Total current liabilities	30,135,135	31,422,837
Stockholder's Deficit	(1,073,378)	(3,828,979)
Total liabilities and stockholder's deficit	$29,061,757	$27,593,858

See Notes to Combined Financial Statements.

3

Dairyland Group

Combined Statement of Operations

	Year Ended
	April 30, 2011	April 30, 2010
		(Unaudited)
Net Revenue	$34,563,260	$33,582,272
Operating Expenses	26,983,352	26,745,666
Gross Profit	7,579,908	6,836,606
General and Administrative	1,156,751	1,258,479
Operating Income	6,423,157	5,578,127
Nonoperating Expense - Interest expense	(1,881,556)	(1,593,315)
Income - Before income taxes	4,541,601	3,984,812
Income Tax Expense (Note 7)	1,786,000	1,564,000
Net Income	$2,755,601	$2,420,812

See Notes to Combined Financial Statements.

4

Dairyland Group

Combined Statement of Stockholder's Deficit

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - May 1, 2009 (unaudited)	$4	$33,060,692	$(35,919,042)	$(2,858,346)
Net income (unaudited)	-	-	2,420,812	2,420,812
Dividends (unaudited)	-	-	(3,391,445)	(3,391,445)
Balance - April 30, 2010 (unaudited)	4	33,060,692	(36,889,675)	(3,828,979)
Net income	-	-	2,755,601	2,755,601
Balance - April 30, 2011	$4	$33,060,692	$(34,134,074)	$(1,073,378)

See Notes to Combined Financial Statements.

5

Dairyland Group

Combined Statement of Cash Flows

	Year Ended
	April 30, 2011	April 30, 2010
		(Unaudited)
Cash Flows from Operating Activities
Net income	$2,755,601	$2,420,812
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	2,786,699	2,745,887
(Gain) loss on disposal of property and equipment	(3,324)	125,672
Deferred income taxes	1,786,000	1,564,000
Changes in operating assets and liabilities which provided (used) cash:
Accounts receivable	(55,328)	(74,511)
Inventory	9,664	(25,063)
Prepaid expenses and other assets	(47,375)	(139,243)
Accounts payable	(222,903)	520,504
Accrued and other liabilities	(833,344)	(634,449)
Net cash provided by operating activities	6,175,690	6,503,609
Cash Flows from Investing Activities
Purchase of property and equipment	(2,206,110)	(5,859,936)
Proceeds from disposition of property and equipment	28,735	101,644
Net cash used in investing activities	(2,177,375)	(5,758,292)
Cash Flows from Financing Activities
Net change in bank overdraft	(52,600)	(759,989)
Net (payments on) proceeds from related party payable	(376,799)	15,827
Net cash used in financing activities	(429,399)	(744,162)
Net Increase in Cash	3,568,916	1,155
Cash - Beginning of year	1,155	-
Cash - End of year	$3,570,071	$1,155
Supplemental Disclosure of Cash Flow Information - Cash paid for interest	$1,881,556	$1,593,315

See Notes to Combined Financial Statements.

6

Dairyland Group
Notes to Combined Financial Statements
April 30, 2011 and 2010
(2010 information unaudited)

Note 1 - Nature of Business and Significant Accounting Policies

Dairyland Buses, Inc., Dairyland-Hamilton, Inc., Lakeland Area Bus Service, Inc., and Lakeside Buses of Wisconsin, Inc. (each a subsidiary of Coach USA, Inc., collectively referred to as the "Dairyland Group" or the "Companies") provide school bus transportation services to various public and private schools in the Milwaukee, Wisconsin, Waukesha, Wisconsin,  Woodruff, Wisconsin, and surrounding areas.

Principles of Combination - The combined financial statements include the accounts of Dairyland Buses, Inc. (DBI), Dairyland-Hamilton, Inc. (DHI), Lakeland Area Bus Service, Inc. (LABS), and Lakeside Buses of Wisconsin, Inc. (LBW).  DBI, DHI, LABS, and LBW are wholly owned subsidiaries of Coach USA, Inc. (Coach USA). Coach USA  is a wholly owned indirect subsidiary of Stagecoach Group plc (Stagecoach). The Dairyland Group of entities is engaged in the same business activities and each related activity is included in the combined financial statements. All material transactions between these companies have been eliminated in the combination.

As described in Note 12, the Companies were acquired by Student Transportation of America, Inc. (STA). STA is a wholly owned indirect subsidiary of Student Transportation Inc. (ST Inc.), a Canadian public company.

Basis of Presentation - The combined financial statements are prepared in accordance with a financial reporting framework specified in Subsection 3.11(6) of the Canadian National Instrument 52-107, Acceptable Accounting Principles and Auditing Standards, for carve-out financial statements.

As disclosed in Note 12, the Companies were acquired by STA on November 15, 2011.  As noted above, STA is a wholly owned indirect subsidiary of ST Inc.  ST Inc. prepared its consolidated financial statements using Canadian generally accepted accounting principles for its most recently completed fiscal year end (June 30, 2011).  Section 4.11(4) of the Canadian National Instrument requires that any material differences between the Companies' financial statements for the most recently completed financial year as reported under accounting principles generally accepted in the United States of America and Canadian generally accepted accounting principles be explained, differences be quantified, and additional disclosures included as necessary in the Companies' financial statements. Management does not believe any material differences exist between the Companies' financial statements presented in accordance with accounting principles generally accepted in the United States of America and Canadian generally accepted accounting principles for the year ended April 30, 2011.

7

Dairyland Group
Notes to Combined Financial Statements
April 30, 2011 and 2010
(2010 information unaudited)
Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Revenue and Cost Recognition - Revenue is recognized when the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed and determinable, and collectibility is reasonably assured.  The Companies recognize revenue based upon the completion of school bus routes or related services, which are based on contracts. Invoices are generally rendered monthly. Contract extension credits offered to customers are recognized as a reduction of revenue over the contract extension period.

The Companies recognize deferred revenue for customer payments received in advance of related services.

As of April 30, 2011 and 2010, $1,871,164 and $1,847,751 of deferred revenue, respectively, represents customer payments received in advance of related services.

Major Customers - Revenue is predominately related to services provided to public and private school districts located in Wisconsin. The Companies extend trade credit to its customers on terms that are generally practiced in the industry. Two customers accounted for approximately 75 percent of net revenue for the years ended April 30, 2011 and 2010. These two customers also accounted for approximately 75 percent of accounts receivable as of April 30, 2011 and 2010.

Trade Accounts Receivable - Trade accounts receivable are stated at net invoice amounts. An allowance for doubtful accounts is established based on a specific assessment of all invoices that remain unpaid following normal customer payment periods. In addition, a general valuation allowance is established for other accounts receivable based on historical loss experience. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period that determination is made.  The allowance for doubtful accounts on trade accounts receivable balances was $10,000 at April 30, 2011 and 2010.

Inventory - Inventory consists primarily of repair parts and fuel.  Repair parts are recorded at the lower of cost or market using a weighted average.  Fuel is stated at the lower of cost or market, based on the first-in, first-out (FIFO) method.

Property and Equipment - Property and equipment are recorded at cost. The straight-line method is used for computing depreciation. Assets are depreciated over their estimated useful lives. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Costs of maintenance and repairs are charged to expense when incurred.

8

Dairyland Group
Notes to Combined Financial Statements
April 30, 2011 and 2010
(2010 information unaudited)
Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Goodwill - The recorded amounts of goodwill from prior business combinations were based on management's best estimates of the fair values of assets acquired and liabilities assumed at the date of acquisition. Goodwill is not amortized, but rather is assessed at least on an annual basis for impairment.

Management believes that there is no impairment of recorded goodwill for the years ended April 30, 2011 and 2010.

Prepaid Contract Extension - On occasion, credits are granted to customers for contract extensions in advance of the original contract expiration date. In general, customers can apply these credits to their account balances immediately upon acceptance. The credit is recognized by the Companies as a reduction of revenue over the term of the extended contract period.

Bank Overdraft - Under the Companies' cash management system, checks issued but not yet presented to the Companies' bank frequently result in overdraft balances for accounting purposes and are classified as “bank overdraft” on the combined balance sheet.

Income Taxes - The Companies account for income taxes as if they were separate tax- paying entities. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the year. Deferred tax liabilities or assets are recognized for the estimated future tax effects of temporary differences between financial reporting and tax accounting.  A valuation allowance is recognized to the extent deferred tax assets may not be realizable.

The Companies join in filing consolidated federal and various state income tax returns with Coach USA and other commonly controlled affiliates. With few exceptions, the combined Coach USA federal and various state tax returns are no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2008.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The combined financial statements and related disclosures include evaluation of events up through and including January 27, 2012, which is the date the combined financial statements were available to be issued.

9

Dairyland Group
Notes to Combined Financial Statements
April 30, 2011 and 2010
(2010 information unaudited)

Note 2 - Property and Equipment

Property and equipment are summarized as follows:

	2011	2010	Depreciable Life - Years

Land	$653,343	$653,343	N/A
Buildings	2,195,751	2,195,751	12-30
Shop and garage equipment	425,249	368,909	3-5
School buses	32,158,667	31,020,114	3-10
Office equipment	79,101	79,101	3
Computer equipment and software	51,697	72,248	3-5
Leasehold improvements	149,936	149,936	Life of Lease
Total cost	35,713,744	34,539,402
Accumulated depreciation	19,475,677	17,695,335
Net property and equipment	$16,238,067	$16,844,067

Depreciation expense was $2,786,699 and $2,745,887 in 2011 and 2010, respectively.

Note 3 - Accrued Liabilities

The following is a detail of other accrued liabilities:

	2011	2010
Accrued property taxes	$21,268	$49,900
Accrued auto liability claims	3,873,883	4,410,743
Accrued workers' compensation insurance claims	706,330	706,330
Other accrued liabilities	145,431	145,361
Total other accrued liabilities	$4,746,912	$5,312,334

10

Dairyland Group
Notes to Combined Financial Statements
April 30, 2011 and 2010
(2010 information unaudited)

Note 4 - Self-insurance

The Companies participate in various insurance programs sponsored by Coach USA, Inc., along with other commonly controlled affiliates for various insurance coverage including general, auto, workers' compensation, and environmental among others.  Insurance premiums charged by Coach USA, Inc. to the Companies are primarily based on vehicle count and history of claims, as well as actual claims paid by Coach USA on behalf of the Companies. The total insurance premiums paid to Coach USA totaled approximately $3.4 million and $3.6 million for the years ended April 30, 2011 and 2010, respectively.

Prior to May 1, 2008, the Companies were partially self-insured for auto liability claims up to $5 million per claim. Effective May 1, 2008 and thereafter, the Companies obtained insurance policies for auto coverage and related claims up to $5 million per incident. The Companies were also covered under Coach USA's umbrella insurance policy providing coverage up to $250 million for any auto claims incurred over the Companies' limit.  The Companies recorded a reserve for auto claims incurred prior to May 1, 2008, but not yet paid and claims incurred prior to May 1, 2008, but not yet reported totaling approximately $3,874,000 at April 30, 2011 and approximately $4,411,000 at April 30, 2010.

The Companies are partially self-insured for workers' compensation insurance and related claims.  The Companies have specific excess reinsurance coverage for claims in excess of $500,000 per accident. The Companies have recorded a reserve for workers' compensation claims incurred but not yet paid and claims incurred but not yet reported totaling approximately $706,000 at April 30, 2011 and  2010.

Note 5 - Retirement Plans

The Companies participate in the Coach USA 401(k) plan covering certain eligible employees. The plan provides for employer-matching contributions of 50 percent of each participant's contributions up to 6 percent of the participant's annual compensation.    Contributions to the plan totaled $70,484 and $62,905 for the years ended April 30, 2011 and 2010, respectively.

Note 6 - Related Party Transactions

Following is a description of significant transactions between the Companies and related parties not otherwise disclosed:

Related Party Payable - At April 30, 2011 and 2010, the Companies have a payable to Coach USA, Inc. totaling $22,089,705 and $22,466,504, respectively. There are no documented payment terms and interest accrues at 8.4 percent.  Total interest expense related to the outstanding payables totaled $1,881,556 and $1,593,315 for the years ended April 30, 2011 and 2010, respectively.

11

Dairyland Group
Notes to Combined Financial Statements
April 30, 2011 and 2010
(2010 information unaudited)
Note 6 - Related Party Transactions (Continued)

Accounting, Administrative, and IT Support Charges - Coach USA charges its subsidiaries for various accounting, administrative, and IT support. The amounts charged by Coach USA are generally allocated based on each subsidiary's percentage of consolidated Coach USA revenue.  For the years ended April 30, 2011 and 2010, related charges to the Companies totaled $310,779 and $376,829, respectively.

Select administrative and accounting staff of the Companies provide support to Wisconsin Coach Lines (WCL), a Coach USA company related through common ownership. A portion of their salaries is charged to WCL for the support provided. For the years ended April 30, 2011 and 2010, related charges from the Companies to WCL totaled $197,112 and $196,644, respectively.

Note 7 - Income Taxes

The components of the income tax provision included in the combined statement of operations are all attributable to continuing operations and are detailed as follows:

	2011	2010
Deferred income tax expense	$1,786,000	$1,564,000

A reconciliation of the provision for income taxes to income taxes computed by applying the statutory United States federal rate to income before taxes is as follows:

	2011	2010
Income tax expense, computed at 34 percent of pretax income	$1,544,144	$1,354,836
Effect of state income taxes, net of federal impact	237,856	208,164
Effect of nondeductible expenses	4,000	1,000
Total income tax expense	$1,786,000	$1,564,000

12

Dairyland Group
Notes to Combined Financial Statements
April 30, 2011 and 2010
(2010 information unaudited)
Note 7 - Income Taxes (Continued)

The income tax provision differs from the expense that would result from applying statutory rates to income before income taxes primarily as a result of net operating losses incurred in previous tax years available to offset taxable income generated during the years ended April 30, 2011 and 2010.

The details of the deferred tax asset are as follows:

	2011	2010

Total deferred tax assets	$9,638,000	$11,243,000
Total deferred tax liabilities	(2,412,000)	(2,231,000)
Valuation allowance recognized for deferred tax assets	(5,000,000)	(5,000,000)
Net deferred tax asset	$2,226,000	$4,012,000

Deferred tax liabilities result principally from accelerated methods of depreciation.  Deferred tax assets result from recognition of expenses for financial reporting purposes that are not deductible for tax purposes until paid, as well as net operating losses incurred in previous tax years available to offset future taxable income.

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of loss carryforwards.  The Companies have loss carryforwards for tax purposes of approximately $19,500,000, which expire beginning in 2021. Due to uncertainty as to the realization of the net operating loss carryforwards, a valuation allowance has been recorded against the related deferred tax asset.  The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

13

Dairyland Group
Notes to Combined Financial Statements
April 30, 2011 and 2010
(2010 information unaudited)
Note 8 - Capital Stock

Capital stock at April 30, 2011 and 2010 is as follows:

	2011	2010
Dairyland Buses, Inc. common stock $0 par value -
Authorized - 2,000 shares, issued and outstanding - 100 shares	$-	$-
Dairyland-Hamilton, Inc. common stock $.01 par value - Authorized - 9,000 shares, issued and outstanding - 67.5 shares	1	1
Lakeland Area Bus Service, Inc. common stock $.01 par value - Authorized - 9,000 shares, issued and outstanding - 70 shares	1	1
Lakeside Buses of Wisconsin, Inc. common stock $.01 par value - Authorized - 9,000 shares, issued and outstanding - 200 shares	2	2
Total	$4	$4

Note 9 - Cash Flows

The dividend made during the year ended April 30, 2010 was noncash. The dividend resulted in a noncash increase to the related party payable. There were no significant noncash investing and financing transactions during 2011.

Note 10 - Operating Leases

The Companies are obligated under operating leases primarily for bus parking, storage, and administrative offices, expiring at various dates through September 30, 2013. The Companies also have various leases for bus parking, storage, and administrative offices that are renewed on a monthly basis. A majority of leases require the Companies to pay taxes, insurance, utilities, and maintenance costs.

The Companies sublease a portion of this Waukesha, Wisconsin facility, parking, and storage to WCL. The Companies charge WCL approximately $63,000 in annual rent.

Total rent expense, net of rent charged to WCL, for all leases was approximately  $28,000 and $35,000  for the years ended April 30, 2011 and 2010, respectively.

14

Dairyland Group
Notes to Combined Financial Statements
April 30, 2011 and 2010
(2010 information unaudited)
Note 10 - Operating Leases (Continued)

Future minimum annual commitments under these operating leases are as follows:

Years Ending	Amount
2012	$81,253
2013	79,117
2014	32,966
Total	$193,336

Note 11 - Contingencies

The Companies are named a party to various lawsuits in the normal course of business. In the opinion of management, the resolution of these lawsuits will not have a material adverse effect on the Companies' financial position or results of operations.

The Companies own or lease property with above-ground and/or underground bulk petroleum storage tanks. Additionally, the Companies handle and store hazardous material, primarily waste oil, used at certain owned or leased premises. The Companies are subject to various federal and state environmental laws and regulations, in particular those related to handling, storing, and discharging petroleum and other hazardous waste. If the Companies fail to handle this material in accordance with applicable laws and regulations, the Companies could be subject to significant remediation costs and/or penalties. Management believes the Companies are complying with all applicable laws and regulations. The Companies recognize liabilities for environmental remediation costs when such obligations are probable and reasonably estimable. Management is not aware of any probable environmental conditions existing at April 30, 2011 and 2010 that would subject the Companies to significant remediation costs or penalties.

Note 12 - Subsequent Events

On June 29, 2011, the Companies acquired select buses and transportation vehicles and rights to customer contracts to provide school bus services from Atlas Transit, Inc. No liabilities were assumed in the transaction. The acquisition increased the number of school bus routes being operated with an existing customer of the Companies. The total purchase price was approximately $1,684,000, of which $1,499,000 was allocated to school buses and other support vehicles and $185,000 of which was allocated to customer contract related intangibles based on their respective fair value as determined by the Companies' management. The customer contracts will be amortized over three years, which is their estimated useful life based on the underlying contract terms.

On November 15, 2011, all of the issued and outstanding shares of the Companies' common stock were acquired by STA. This transaction resulted in a change in control of the Companies on November 15, 2011.

15

Dairyland Group

Combined Financial Report

October 31, 2011

Dairyland Group

Independent Accountant's Review Report

To the Stockholder
Dairyland Group

We have reviewed the accompanying combined balance sheet of Dairyland Buses, Inc., Dairyland-Hamilton, Inc., Lakeland Area Bus Service, Inc., and Lakeside Buses of Wisconsin, Inc.  (each a subsidiary of Coach USA, Inc., collectively referred to as the "Dairyland Group") as of  October 31, 2011 and 2010 and the related combined statements of operations, stockholder’s deficit, and cash flows for each six-month period then ended. This interim financial information is the responsibility of the management of the Dairyland Group.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants.   A review of interim financial information consists principally of applying analytical procedures and making inquiries of personnel responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information taken as a whole.  Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim combined financial information in order for it to be in conformity with accounting principles generally accepted in the United States of America.

January 27, 2012

Dairyland Group

Combined Balance Sheet

	October 31, 2011	October 31, 2010
Assets
Current Assets
Cash	$455,782	$2,313,453
Accounts receivable:
Trade	6,858,306	4,070,663
Other	110,242	115,080
Inventory	245,218	230,335
Prepaid expenses and other current assets:
Prepaid expenses	-	18,812
Deposits	4,180	4,180
Deferred tax asset (Note 9)	994,000	1,183,000
Total current assets	8,667,728	7,935,523
Property and Equipment - Net (Note 3)	23,823,634	17,627,516
Goodwill	3,092,275	3,092,275
Intangible Assets - Net (Note 4)	165,365	-
Prepaid Contract Extension	397,938	450,563
Other Assets - Deferred taxes (Note 9)	1,460,000	3,008,000
Total assets	$37,606,940	$32,113,877

Liabilities and Stockholder's Deficit
Current Liabilities
Trade accounts payable	$801,849	$359,376
Related party payable (Note 8)	31,142,393	28,366,384
Accrued and other current liabilities:
Accrued compensation	771,948	613,408
Deferred revenue	1,509,177	1,571,344
Other accrued liabilities (Note 5)	4,809,916	5,314,658
Total current liabilities	39,035,283	36,225,170
Stockholder's Deficit	(1,428,343)	(4,111,293)
Total liabilities and stockholder's deficit	$37,606,940	$32,113,877

See Notes to Combined Financial Statements and Independent Accountant's Review Report.

Dairyland Group

Combined Statement of Operations

	Six Months Ended
	October 31, 2011	October 31, 2010
Net Revenue	$14,563,758	$13,352,113
Operating Expenses	13,540,167	12,274,200
Gross Profit	1,023,591	1,077,913
General and Administrative	548,556	568,468
Operating Income	475,035	509,445
Nonoperating Expense - Interest expense	(1,058,000)	(970,759)
Loss - Before income taxes	(582,965)	(461,314)
Income Tax Recovery	(228,000)	(179,000)
Net Loss	$(354,965)	$(282,314)

See Notes to Combined Financial Statements and Independent Accountant's Review Report.

Dairyland Group

Combined Statement of Stockholder's Deficit

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - May 1, 2010	$4	$33,060,692	$(36,889,675)	$(3,828,979)
Net loss	-	-	(282,314)	(282,314)
Balance - October 31, 2010	$4	$33,060,692	$(37,171,989)	$(4,111,293)
Balance - May 1, 2011	$4	$33,060,692	$(34,134,074)	$(1,073,378)
Net loss	-	-	(354,965)	(354,965)
Balance - October 31, 2011	$4	$33,060,692	$(34,489,039)	$(1,428,343)

See Notes to Combined Financial Statements and Independent Accountant's Review Report.

Dairyland Group

Combined Statement of Cash Flows

	Six Months Ended
	October 31, 2011	October 31, 2010
Cash Flows from Operating Activities
Net loss	$(354,965)	$(282,314)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	1,589,277	1,397,611
(Gain) loss on disposal of property and equipment	(174,910)	12,336
Amortization of intangible assets	19,635	-
Deferred income taxes	(228,000)	(179,000)
Changes in operating assets and liabilities which (used) provided cash:
Accounts receivable	(3,723,284)	(995,807)
Inventory	(2,380)	22,167
Prepaid expenses and other assets	45,124	(271,632)
Accounts payable	63,375	(602,001)
Accrued and other liabilities	(215,915)	(442,946)
Net cash used in operating activities	(2,982,043)	(1,341,586)
Cash Flows from Investing Activities
Purchase of property and equipment	(7,700,170)	(2,205,968)
Proceeds from disposition of property and equipment	199,207	12,572
Payment for acquisition	(1,683,971)	-
Net cash used in investing activities	(9,184,934)	(2,193,396)
Cash Flows from Financing Activities
Net change in bank overdraft	-	(52,600)
Net proceeds from related party payable	9,052,688	5,899,880
Net cash provided by financing activities	9,052,688	5,847,280
Net (Decrease) Increase in Cash	(3,114,289)	2,312,298
Cash - Beginning of period	3,570,071	1,155
Cash - End of period	$455,782	$2,313,453
Supplemental Disclosure of Cash Flow Information - Cash
paid for interest	$1,058,000	$970,759

See Notes to Combined Financial Statements and Independent Accountant's Review Report.

Dairyland Group
Notes to Combined Financial Statements
October 31, 2011 and 2010

Note 1 - Nature of Business and Significant Accounting Policies

Dairyland Buses, Inc., Dairyland-Hamilton, Inc., Lakeland Area Bus Service, Inc., and Lakeside Buses of Wisconsin, Inc. (each a subsidiary of Coach USA, Inc., collectively referred to as the "Dairyland Group" or the "Companies") provide school bus transportation services to various public and private schools in the Milwaukee, Wisconsin, Waukesha, Wisconsin,  Woodruff, Wisconsin, and surrounding areas.

Principles of Combination - The combined financial statements include the accounts of Dairyland Buses, Inc. (DBI), Dairyland-Hamilton, Inc. (DHI), Lakeland Area Bus Service, Inc. (LABS), and Lakeside Buses of Wisconsin, Inc. (LBW).  DBI, DHI, LABS, and LBW are wholly owned subsidiaries of Coach USA, Inc. (Coach USA). Coach USA  is a wholly owned indirect subsidiary of Stagecoach Group plc (Stagecoach).  The Dairyland Group of entities is engaged in the same business activities and each related activity is included in the combined financial statements.  All material transactions between these companies have been eliminated in the combination.

As described in Note 13, the Companies were acquired by Student Transportation of America, Inc. (STA). STA is a wholly owned indirect subsidiary of Student Transportation Inc. (ST Inc.), a Canadian public company.

Basis of Presentation - The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information.  In the opinion of management, all adjustments considered necessary for a fair presentation have been included and such adjustments are of a normal recurring nature.

The combined financial statements are prepared in accordance with a financial reporting framework specified in Subsection 3.11(6) of the Canadian National Instrument 52-107, Acceptable Accounting Principles and Auditing Standards, for carve-out financial statements.

See Independent Accountant's Review Report.

Dairyland Group
Notes to Combined Financial Statements
October 31, 2011 and 2010
Note 1 - Nature of Business and Significant Accounting Policies (Continued)

As disclosed in Note 13, the Companies were acquired by STA on November 15, 2011.  As noted above, STA is a wholly owned indirect subsidiary of ST Inc.  ST Inc. historically prepared its consolidated financial statements using Canadian generally accepted accounting principles through its most recently completed fiscal year end of June 30, 2011.  Subsequent to June 30, 2011, ST Inc. became a foreign private issuer in the United States, which allowed ST Inc. to file its primary financial statements in Canada using United States generally accepted accounting principles.  As such, ST Inc. adopted United States generally accepted accounting principles effective July 1, 2011.  Section 4.11(4) of the Canadian National Instrument requires that any material differences between the Companies' financial statements  for the most recently completed financial year as reported under accounting principles generally accepted in the United States of America and Canadian generally accepted accounting principles be explained, differences be quantified, and additional disclosures included as necessary in the Companies' financial statements.  Management does not believe any material differences exist between the Companies' financial statements presented in accordance with accounting principles generally accepted in the United States of America and Canadian generally accepted accounting principles for the six months ended October 31, 2011 and 2010.

Revenue and Cost Recognition - Revenue is recognized when the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed and determinable, and collectibility is reasonably assured.  The Companies recognize revenue based upon the completion of school bus routes or related services, which are based on contracts.  Invoices are generally rendered monthly.  Contract extension credits offered to customers are recognized as a reduction of revenue over the contract extension period.

The Companies recognize deferred revenue for customer payments received in advance of related services.

As of October 31, 2011 and 2010, $1,509,177 and $1,571,344, respectively, represents customer payments received in advance of related services.

Seasonality - The majority of revenue occurs during each school year, September through June, as contract school bus revenue is typically billed monthly as services are provided. Charter and miscellaneous revenue is billed as services are provided and may occur throughout the year.

See Independent Accountant's Review Report.

Dairyland Group
Notes to Combined Financial Statements
October 31, 2011 and 2010
Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Major Customers - Revenue is predominately related to services provided to public and private school districts located in Wisconsin.  The Companies extend trade credit to their customers on terms that are generally practiced in the industry.  Two customers accounted for approximately 64 percent and 72 percent of net revenue for the six months ended October 31, 2011 and 2010, respectively.  These two customers accounted for approximately 86 percent and 80 percent of trade accounts receivable as of October 31, 2011 and 2010, respectively.

Trade Accounts Receivable - Trade accounts receivable are stated at net invoice amounts.  An allowance for doubtful accounts is established based on a specific assessment of all invoices that remain unpaid following normal customer payment periods. In addition, a general valuation allowance is established for other accounts receivable based on historical loss experience.  All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period that determination is made.  The allowance for doubtful accounts on trade accounts receivable balances was $10,000 at October 31, 2011 and 2010.

Inventory - Inventory consists primarily of repair parts and fuel.  Repair parts are recorded at the lower of cost or market using a weighted average.  Fuel is stated at the lower of cost or market, based on the first-in, first-out (FIFO) method.

Property and Equipment - Property and equipment are recorded at cost.  The straight-line method is used for computing depreciation.  Assets are depreciated over their estimated useful lives. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Costs of maintenance and repairs are charged to expense when incurred.

Intangible Assets - Acquired intangible assets subject to amortization are stated at cost and are amortized using the straight-line method over their estimated useful lives.   Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable.

Goodwill - The recorded amounts of goodwill from prior business combinations are based on management's best estimates of the fair values of assets acquired and liabilities assumed at the date of acquisition.  Goodwill is not amortized, but rather is assessed at least on an annual basis for impairment.

Management believes that there is no impairment of recorded goodwill for the six months ended October 31, 2011 and 2010.

See Independent Accountant's Review Report.

Dairyland Group
Notes to Combined Financial Statements
October 31, 2011 and 2010
Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Prepaid Contract Extension  - On occasion, credits are granted to customers for contract extensions in advance of the original contract expiration date.  In general, customers can apply these credits to their account balances immediately upon acceptance.  The credit is recognized by the Companies as a reduction of revenue over the term of the extended contract period.

Book Overdraft - Under the Companies’ cash management system, checks issued but not yet presented to the Companies’ bank frequently result in overdraft balances for accounting purposes and are classified as “book overdraft” on the combined balance sheet.

Income Taxes - The Companies account for income taxes as if they were a separate tax-paying entity.  A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the year.  Deferred tax liabilities or assets are recognized for the estimated future tax effects of temporary differences between financial reporting and tax accounting.  A valuation allowance is recognized to the extent deferred tax assets may not be realizable.

The Companies join in filing consolidated federal and various state income tax returns with Coach USA and other commonly controlled affiliates. With few exceptions, the consolidated Coach USA federal and various state tax returns are no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2008.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Subsequent Events - The combined financial statements and related disclosures include evaluation of events up through and including January 27, 2012, which is the date the combined financial statements were available to be issued.

Note 2 - Acquisition

On June 29, 2011, the Companies acquired select buses and transportation vehicles and rights to customer contracts to provide school bus services from Atlas Transit, Inc.   No liabilities were assumed in the transaction.  The acquisition increased the number of school bus routes being operated with an existing customer of the Companies. The total purchase price was approximately $1,684,000, which was paid in cash by the Companies.

See Independent Accountant's Review Report.

Dairyland Group
Notes to Combined Financial Statements
October 31, 2011 and 2010
Note 2 - Acquisition (Continued)

The following table summarizes the acquisition date fair values of the assets acquired:

School buses and transportation vehicles	$1,499,000
Customer contract related intangible	185,000
Total identifiable net assets	$1,684,000

Note 3 - Property and Equipment

Property and equipment are summarized as follows:

	2011	2010	Depreciable Life - Years
Land	$579,043	$653,343	N/A
Buildings	2,195,751	2,195,751	12-30
Shop and garage equipment	525,092	425,249	3-5
School buses	36,248,253	32,664,573	3-10
Office equipment	79,101	79,101	3
Computer equipment and software	51,697	51,697	3-5
Leasehold improvements	149,936	149,936	Life of Lease
Construction in progress	297,464	-	-
Total cost	40,126,337	36,219,650
Accumulated depreciation	16,302,703	18,592,134
Net property and equipment	$23,823,634	$17,627,516

Depreciation expense was $1,589,277 and $1,397,611 for the six months ended October 31, 2011 and 2010, respectively.

Note 4 - Acquired Intangible Assets

Intangible assets of the Companies at October 31, 2011 are summarized as follows:

	Gross
	Carrying Amount	Accumulated Amortization
Amortized intangible assets - Customer contracts	$185,000	$19,635

There were no intangible assets as of October 31, 2010.

Amortization expense for intangible assets totaled $19,635 for the six months ended October 31, 2011.

See Independent Accountant's Review Report.

Dairyland Group
Notes to Combined Financial Statements
October 31, 2011 and 2010
Note 4 - Acquired Intangible Assets (Continued)

Estimated amortization expense for the 12 months ending October 31 are as follows:

2012		$78,540
2013		78,540
2014		8,285
	Total	$165,365

Note 5 - Accrued Liabilities

The following is a detail of other accrued liabilities:

	2011	2010
Accrued property taxes	$52,768	$52,015
Accrued auto liability claims	3,968,963	4,410,743
Accrued workers' compensation insurance claims	643,801	706,330
Other accrued liabilities	144,384	145,570
Total other accrued liabilities	$4,809,916	$5,314,658

Note 6 - Self-insurance

The Companies participate in various insurance programs sponsored by Coach USA, Inc., along with other commonly controlled affiliates for various insurance coverage including general, workers' compensation, and environmental among others.  The Companies pay for auto liability directly to the insurer.  Insurance premiums charged by Coach USA, Inc. to the Companies are primarily based on vehicle count and history of claims, as well as actual claims paid by Coach USA on behalf of the Companies.  The total insurance premiums paid to Coach USA or directly to insurers totaled approximately $1.92 million and $1.80 million for the six months ended October 31, 2011 and 2010, respectively.

Prior to May 1, 2008, the Companies were partially self-insured for auto liability claims up to $5 million per claim. Effective May 1, 2008 and thereafter, the Companies obtained insurance policies for auto coverage and related claims up to $5 million per incident. The Companies were also covered under Coach USA's umbrella insurance policy providing coverage up to $250 million for any auto claims incurred over the Companies' limit.  The Companies have recorded a reserve for auto claims incurred prior to May 1, 2008, but not yet paid and claims incurred prior to May 1, 2008, but not yet reported totaling approximately $3,969,000 and $4,411,000 at October 31, 2011 and 2010, respectively.

See Independent Accountant's Review Report.

Dairyland Group
Notes to Combined Financial Statements
October 31, 2011 and 2010
Note 6 - Self-insurance (Continued)

The Companies are partially self-insured for workers' compensation insurance and related claims.  The Companies have specific excess reinsurance coverage for claims in excess of $500,000 per accident. The Companies have recorded a reserve for workers' compensation claims incurred but not yet paid and claims incurred but not yet reported totaling approximately $644,000 and $706,000 at October 31, 2011 and 2010, respectively.

Note 7 - Retirement Plans

The Companies participate in the Coach USA 401(k) plan covering certain eligible employees. The plan provides for employer-matching contributions of 50 percent of each participant's contributions up to 6 percent of the participant's annual compensation.    Contributions to the plan totaled $35,839 and $34,339 for the six months ended October 31, 2011 and 2010, respectively.

Note 8 - Related Party Transactions

The following is a description of significant transactions between the Companies and related parties not otherwise disclosed:

Related Party Payable - At October 31, 2011 and 2010, the Companies had a payable to Coach USA, Inc. totaling $31,142,393 and $28,366,384, respectively.   There are no documented payment terms and interest accrues at 8.4 percent.  Total interest expense related to the outstanding payables totaled $1,058,000 and $970,759 for the six months ended October 31, 2011 and 2010, respectively.

Accounting, Administrative, and IT Support Charges - Coach USA charges its subsidiaries for various accounting, administrative, and IT support. The amounts charged by Coach USA are generally allocated based on each subsidiary's percentage of consolidated Coach USA revenue. For the six months ended October 31, 2011 and 2010, related charges to the Companies totaled $157,266 and $155,389, respectively.

Select administrative and accounting staff of the Companies provide support to Wisconsin Coach Lines (WCL), a Coach USA company related through common ownership. A portion of their salaries is charged to WCL for the support provided. For the six months ended October 31, 2011 and 2010, related charges from the Companies to WCL totaled $101,514 and $98,556, respectively.

Note 9 - Income Taxes

The components of the income tax provision included in the combined statement of operations are all attributable to continuing operations and are detailed as follows:

	2011	2010
Deferred income tax recovery	$(228,000)	$(179,000)

See Independent Accountant's Review Report.

Dairyland Group
Notes to Combined Financial Statements
October 31, 2011 and 2010
Note 9 - Income Taxes (Continued)

A reconciliation of the provision for income taxes to income taxes computed by applying the statutory United States federal rate to income before taxes is as follows:

	2011	2010
Income tax recovery, computed at 34 percent of pretax loss	$(198,208)	$(156,847)
Effect of state income taxes - Net of federal impact	(30,792)	(23,153)
Effect of nondeductible expenses	1,000	1,000
Total income tax recovery	$(228,000)	$(179,000)

The income tax provision differs from the expense that would result from applying statutory rates to the loss before income taxes primarily as a result of the increase in the deferred tax valuation allowance primarily associated with net operating losses.

The details of the deferred tax asset are as follows:

	2011	2010

Total deferred tax assets	$10,453,000	$11,480,000
Total deferred tax liabilities	(2,999,000)	(2,289,000)
Valuation allowance recognized for deferred tax assets	(5,000,000)	(5,000,000)
Net deferred tax asset	$2,454,000	$4,191,000

Deferred tax liabilities result principally from accelerated methods of depreciation.  Deferred tax assets result from recognition of expenses for financial reporting purposes that are not deductible for tax purposes until paid, as well as net operating losses incurred in previous tax years available to offset future taxable income.

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of loss carryforwards.  The Companies have loss carryforwards for tax purposes of approximately $21,000,000, assuming the Companies have historically filed consolidated tax returns separate from Coach USA,  which expire beginning in 2021.  Due to uncertainty as to the realization of the net operating loss carryforwards, a valuation allowance has been recorded against the related deferred tax asset.   The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

See Independent Accountant's Review Report.

Dairyland Group
Notes to Combined Financial Statements
October 31, 2011 and 2010

Note 10 - Capital Stock

Capital stock at October 31, 2011 and 2010 is as follows:

	2011	2010
Dairyland Buses, Inc. - Common stock $0 par value -
Authorized - 2,000 shares, Issued and outstanding - 100 shares	$-	$-
Dairyland-Hamilton, Inc. - Common stock $.01 par value -
Authorized - 9,000 shares, Issued and outstanding - 67.5 shares	1	1
Lakeland Area Bus Service, Inc. - Common stock $.01 par value -
Authorized - 9,000 shares, Issued and outstanding - 70 shares	1	1
Lakeside Buses of Wisconsin, Inc. - Common stock $.01 par value -
Authorized - 9,000 shares, Issued and outstanding - 200 shares	2	2
Total	$4	$4

Note 11 - Operating Leases

The Companies are obligated under operating leases primarily for bus parking, storage, and administrative offices, expiring at various dates through September 30, 2013. The Companies also have various leases for bus parking, storage, and administrative offices that are renewed on a monthly basis.   A majority of leases require the Companies to pay taxes, insurance, utilities, and maintenance costs.

The Companies subleases are portion of its Waukesha, Wisconsin facility, parking, and storage to WCL.  The Companies charge WCL approximately $63,000 in annual rent.

Total rent expense, net of rent charged to WCL, for all leases was approximately  $23,000 and $3,000  for the six months ended October 31, 2011 and 2010, respectively.

Future minimum annual commitments under these operating leases are as follows:

12 Months Ending October 31		Amount
2012		$124,531
2013		114,153
	Total	$238,684

See Independent Accountant's Review Report.

Dairyland Group
Notes to Combined Financial Statements
October 31, 2011 and 2010
Note 12 - Contingencies

The Companies are named a party to various lawsuits in the normal course of business.  In the opinion of management, the resolution of these lawsuits will not have a material adverse effect on the Companies' financial position or results of operations.

The Companies own or lease property with above-ground and/or underground bulk petroleum storage tanks.  Additionally, the Companies handle and store hazardous material, primarily waste oil, used at certain company owned or leased premises.  The Companies are subject to various federal and state environmental laws and regulations, in particular those related to handling, storing, and discharging petroleum and other hazardous waste.  If the Companies fail to handle this material in accordance with applicable laws and regulations, the Companies could be subject to significant remediation costs and/or penalties.  Management believes the Companies are complying with all applicable laws and regulations.  The Companies recognize liabilities for environmental remediation costs when such obligations are probable and reasonably estimable.   Management is not aware of any probable environmental conditions existing at October 31, 2011 and 2010 that would subject the Companies to significant remediation costs or penalties.

Note 13 - Subsequent Events

On November 15, 2011, all of the issued and outstanding shares of the Companies' common stock were acquired by STA.  This transaction resulted in a change in control of the Companies on November 15, 2011.

SCHEDULE “B”

PRO-FORMA FINANCIAL STATEMENTS

See attached.

Student Transportation Inc.
Proforma Consolidated Balance Sheet
(in thousands of U.S. Dollars)
September 30, 2011
(unaudited)

			Proforma		Proforma
	ST Inc.	Dairyland	Adjustments	Note 3	Consolidated

Assets
Current assets:
Cash and cash equivalents	$1,964	$2,189	$(2,189)	a	$1,964
Accounts receivable, net	36,582	337	1,581	a	38,500
Inventory	2,917	211	17	a	3,145
Prepaid expenses	8,606	-	-		8,606
Other current assets	5,488	956	(952)	a	5,492
Total current assets	55,557	3,693	(1,543)		57,707

Other assets	15,990	1,799	(1,799)	a	15,990
Property and equipment, net	172,632	18,176	7,049	a	197,857
Oil and gas interest, net	7,099	-	-		7,099
Foreign currency exchange contracts	-	-	-		-
Other intangible assets, net	66,534	185	12,165	a	78,884
Goodwill	122,438	3,092	11,645	a	137,175
Total assets	$440,250	$26,945	$27,517		$494,712

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$1,495	$285	$-	a	1,780
Accrued expenses and other current liabilities	28,563	$5,090	$(4,553)	a	29,100
Related Party Payable	-	$23,374	$(23,374)	a	-
Current portion of long-term debt	550	$-	$-		550
Total current liabilities	30,608	28,749	(27,927)		31,430

Long-term debt	222,626	$-	$47,000	a	269,626
Asset retirement obligation	714	$-	$-		714
Deferred income tax liability	30,041	$-	$6,640	a	36,681
Class B-Series Two and Three common share liability	1,497	$-	$-		1,497
Other Liabilities	10,631	$-	$-		10,631
Total liabilities	296,117	28,749	25,713		350,579

Shareholders' equity:
Common shares	316,999	$33,061	$(33,061)	a	316,999
Equity Component of convertibel debentures	-	$-	$-		-
Accumulated (deficit) earnings	(169,827)	$(34,865)	$34,865	a	(169,827)
Accumulated other comprehensive loss	(3,039)	$-	$-		(3,039)
Total shareholders' equity	144,133	(1,804)	1,804		144,133
Total liabilities and shareholders' equity	$440,250	$26,945	$27,517		$494,712

See accompanying notes

Student Transportation, Inc.
Proforma Consolidated Statement of Operations
(in thousands of U.S. Dollars, except per share amount)
Three Months Ended September 30, 2011
(unaudited)

			Proforma		Proforma
	ST Inc.	Dairyland	Adjustments	Note 3	Consolidated

Revenues	$51,104	$6,204	$-		$57,308

Costs and expenses:
Cost of operations	45,693	5,588	(442)	b/c	50,839
General and administrative	8,917	243	(28)	c	9,132
Non-cash stock compensation	500	-	-		500
Acquisition Expenses	37	-	-		37
Depreciation, amortization and depletion expense	4,284	723	387	d	5,395
Total operating expenses	59,431	6,554	(82)		65,903

Income from operations	(8,327)	(350)	82		(8,595)
					-
Interest expense	3,762	495	(113)	e	4,144
Unrealized loss on derivative contracts	1,601	-	-		1,601
Foreign currency loss	4,114	-	-		4,114
Other (income) expense, net	(1,037)	-	-		(1,037)
Loss (income) before income taxes	(16,767)	(845)	195		(17,417)

(Recovery of) provision for income taxes	(5,503)	(114)	78	f	(5,539)

Net (loss) income	$(11,264)	$(731)	$117		$(11,878)

Shares used in calculating basic net income per share	61,968,691				61,968,691
Shares used in calculating diluted net income per share	80,194,934				80,194,934

Basic and diluted net loss per share	$(0.18)				$(0.19)

See accompanying notes

Student Transportation, Inc.
Proforma Consolidated Statement of Operations
(in thousands of U.S. Dollars, except per share amount)
Tweleve Months Ended June 30, 2011
(unaudited)

			Proforma		Proforma
	ST Inc.	Dairyland	Adjustments	Note 3	Consolidated

Revenues	$305,285	$34,563	$-		$339,848

Costs and expenses:
Cost of operations	222,398	24,195	(970)	b/c	245,623
General and administrative	31,414	1,157	81	c	32,652
Non-cash stock compensation	2,548	-	-		2,548
Depreciation, amortization and depletion expense	36,530	2,788	2,765	d	42,083
Total operating expenses	292,890	28,140	1,876		322,907

Income from operations	12,395	6,423	(1,876)		16,942

Interest expense	14,512	1,882	(354)	e	16,040
Unrealized loss on derivative contracts	516	-	-		516
Other (income) expense, net	(4,257)	-	-		(4,257)
(Loss) income before income taxes	1,624	4,542	(1,522)		4,643

(Recovery of) provision for income taxes	37	1,786	(609)	f	1,214

Net (loss) income	$1,587	$2,756	$(913)		$3,429

Shares used in calculating basic net income per share	57,756,889				57,756,889
Shares used in calculating diluted net income per share	73,606,572				73,606,572

Basic and diluted net loss per share	$0.03				$0.06

See accompanying notes

STUDENT TRANSPORTATION INC.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, unless otherwise specified)
September 30, 2011
(Unaudited)

1.	BASIS OF PRESENTATION

Student Transportation Inc. (“ST Inc.” or the “Company”) is a corporation established under the laws of the Province of Ontario.  The unaudited pro forma consolidated financial statements have been prepared by management for inclusion in the Business Acquisition Report of ST Inc. relating to the acquisition of Dairyland Bus, Inc., Dairyland-Hamilton, Inc., Lakeland Area Bus Service, Inc. and Lakeside Buses of Wisconsin, Inc. (collectively, “Dairyland”).  The unaudited pro forma consolidated financial statements as at September 30, 2011 and the pro forma consolidated statement of operations for the three months ended September 30, 2011 have been prepared in accordance with United States generally accepted accounting principles.  The unaudited pro forma consolidated statement of operations for the twelve months ended June 30, 2011 has been prepared in accordance with Canadian generally accepted accounting principles.

The pro forma consolidated balance sheet as at  September 30, 2011 and the pro forma consolidated statements of operations for the three months ended  September 30, 2011 and for the twelve months ended June 30, 2011 have been prepared from the unaudited interim consolidated financial statements of the Company as of and for the three months ended September 30, 2011 and the unaudited interim combined financial statements of Dairyland as of and for the three months ended July 31, 2011, the audited consolidated statements of the Company for the year ended June 30, 2011, and the audited combined financial statements of Dairyland for the year ended April 30, 2011.  These financial statements are included elsewhere in this Business Acquisition Report.

The pro forma consolidated balance sheet gives effect to the adjustments in Note 3 as if they had occurred on September 30, 2011. The pro forma consolidated statements of operations for the three months ended September 30, 2011 and the twelve months ended June 30, 2011 give effect to the adjustments in Note 3 as if the transactions occurred on July 1, 2011 and July 1, 2010, respectively.

The pro forma consolidated financial statements are not necessarily indicative of the results that would have actually occurred had the transactions been consummated at the dates indicated nor are they necessarily indicative of future operating results or the financial position of ST Inc.  To produce the pro forma financial information, ST Inc. allocated the purchase price using its best estimates of fair value.  These estimates are based on the most recently available information.  The allocation is dependent upon certain valuation and other studies that are not yet final.  Accordingly, the pro forma purchase price adjustments are preliminary and may change as additional information becomes available.  There can be no assurances that the final valuations will not result in material changes to the purchase price allocation.

2.	THE ACQUISITION

On November 15, 2011, Student Transportation of America, Inc. (“STA”), a wholly-owned indirect subsidiary of ST Inc., completed its acquisition of all of the issued and outstanding shares of Dairyland pursuant to an agreement dated November 14, 2011 between STA and Coach USA, Inc. (“Coach USA”).  The Dairyland acquisition was funded through borrowings under the Third Amended and Restated Credit Agreement.

3.	PRO FORMA ADJUSTMENTS

(a)	Acquisition

The acquisition of Dairyland will be accounted for using the purchase method.  The purchase price of $47.0 million has been preliminarily allocated to the assets and liabilities at September 30, 2011 as follows:

Net assets acquired at fair value, based on the preliminary allocation, are as follows:

Current assets, less current liabilities	$1.3
Property and equipment	25.2
Other assets and intangibles	12.4
Future income tax liability	(6.6)
Subtotal	32.3
Goodwill	14.7
Total	$47.0

The actual determination and allocation of the purchase price will be based upon the assets purchased and the liabilities assumed at the effective date of the acquisition and other information available at that date.  Accordingly, the actual amounts for each of the assets and liabilities will vary from the pro forma amounts and the variations may be material. The Company will obtain a third party valuation to determine the purchase price allocation.

Other assets and intangibles principally represent the values of contract rights of $7.9 million that will be amortized over 23 years, covenants not to compete of $0.9 million that will be amortized over an estimated useful life of 5 years and tradenames of $3.6 million with an indefinite life.

All remaining historical amounts of Dairyland that were not acquired by the Company are eliminated through the Profoma Adjustments.

(b)	Insurance Expense

Historical insurance expense in cost of operations for Dairyland of $1.0 million and $3.4 million for the three months ended July 31, 2011 and the twelve months ended April 30, 2011, respectively, related to insurance programs sponsored Coach USA that included various commonly controlled affiliates has been eliminated.

Insurance expense in cost of operations has been adjusted, in the amount of $0.5 million and $1.9 million for the three months ended September 30, 2011 and the twelve months ended June 30, 2011, respectively, related to insurance programs in place for STA.

(c)	Elimination of Expense Allocations

Cost of operations and general and administrative expense has adjusted, in the amount of $0.1 million and $(28) thousand, respectively, for the three months ended September 30, 2011, and in the amount of $0.5 million and $(0.1) million, respectively, for the twelve months ended June 30, 2011, related to the elimination of expense allocations between Dairyland and Coach USA.

(d)	Depreciation and Amortization

Historical depreciation and amortization expense for Dairyland of $0.7 million and $2.8 million for the three months ended July 31, 2011 and the twelve months ended April 30, 2011, respectively, has been eliminated.

Depreciation and amortization expense has been adjusted, in the amount of $1.0 million, for the fair value adjustment to property and equipment and $0.1 million to record amortization expense related to the fair value of other intangibles for the three months ended September 30, 2011.  Depreciation and amortization expense has been adjusted, in the amount of $5.0 million, for the fair value adjustment to property and equipment and $0.5 million to record amortization expense related to the fair value of other intangibles for the twelve months ended June 30, 2011.

(e)	Interest Expense

Historical interest expense for Dairyland of $0.5 million and $1.9 million for the three months ended July 31, 2011 and the twelve months ended April 30, 2011, respectively, has been eliminated.

Interest expense has been adjusted to reflect interest expense of $0.4 million and $1.5 million, for the three months ended September 30, 2011 and the twelve months ended June 30, 2011, respectively, on the Third Amended and Restated Credit Agreement, based on acquisition borrowings of $47.0 million at a rate of 3.25%.

(f)	Tax Provision

Represents the tax effect of the pro forma adjustments.

4.	PRO FORMA NET LOSS PER SHARE

The calculation of net income (loss) per share on the pro forma consolidated statement of operations is based on the number of Common Shares outstanding for the three months ended September 30, 2011 and for the twelve months ended June 30, 2011, as if the acquisition had occurred on July 1, 2011 and July 1, 2010, respectively.